FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2006

STEALTHGAS INC.

331 KIFISSIAS AVENUE

ERITHREA 14561

ATHENS, GREECE

(011)(30)(210) 625 2849

(Address, including zip code, and telephone number,

including area code, of registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_] No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

STEALTHGAS INC (NASDAQ: GASS) announced its First Quarter 2006 Results

First Quarter 2006 Results

For the first quarter ended March 31, 2006, net revenues amounted to $16.9 million and net income for the first quarter was $6.9 million. Earnings per share basic and diluted calculated on 14 million weighted average number of shares outstanding, was $0.50. EBITDA for the first quarter of 2006 was $10.1 million.

An average of 22.4 vessels were owned and operated in the first quarter 2006 earning an average time-charter-equivalent rate of approximately $7,870 per day.

First Quarter 2005 Results

For the first quarter ended March 31, 2005, net revenues amounted to $4.2 million and net income for the first quarter was $1.6 million. Earnings per share basic and diluted calculated on 6 million weighted average number of shares outstanding, was $0.27. EBITDA for the first quarter of 2005 was $1.8 million.

An average of 5.6 vessels were owned and operated in the first quarter 2005 earning an average time-charter-equivalent rate of approximately $8,110 per day.

Attached hereto as Exhibit 1 is a Press Release dated May 22, 2006 announcing the results for the First Quarter 2006.

STEALTHGAS INC. REPORTS FIRST QUARTER

2006 RESULTS

ATHENS, GREECE, May 22, 2006.  STEALTHGAS INC. (NASDAQ: GASS), a ship-owning company serving the liquefied petroleum gas (LPG) sector of the international shipping industry, announced today its unaudited financial and operating results for the first quarter period ended March 31, 2006.

First Quarter 2006 Results

For the first quarter ended March 31, 2006, net revenues amounted to $16.9 million and net income for the first quarter was $6.9 million. Earnings per share basic and diluted calculated on 14 million weighted average number of shares outstanding, was $0.50. EBITDA for the first quarter of 2006 was $10.1 million.

An average of 22.4 vessels were owned and operated in the first quarter 2006 earning an average time-charter-equivalent rate of approximately $7,870 per day.

CEO Harry Vafias commented: “We are very pleased with the financial and operational results we have achieved during the first quarter 2006. We have continued with the consistent implementation of our strategy of fleet expansion, maintaining moderate leverage, securing a visible revenue stream, having cost efficient operations and paying stable dividends to our shareholders.

During the first quarter of 2006, we completed the acquisition of three vessels including the final vessel that had been identified at the time of our IPO expanding our fleet to 24 vessels by the end of the quarter. I am pleased to report that as of today, we have entered into agreements to acquire 3 additional vessels with expected delivery by the end of May or early June 2006, thereby further expanding our fleet to a total of 27 vessels. All three vessels to be acquired have immediate period employment ranging from six months to three years. This acquisition solidifies our ranking as number one in owned vessels in the 3,000 to 8,000 CBM segment that is the area of our strategic focus.

In addition, consistent with our strategy of securing a visible revenue stream, as of today, we have period employment  for 84% of our fleet of 27 vessels. Additionally, 76% of our fleet is already under period employment for the whole of 2006 and 51% for 2007.

On May 4, 2006, we declared a cash dividend of $0.1875 cents per common share payable on May 25, 2006. This is our second consecutive dividend since we became a public company in October 2005.

Looking at 2006, we expect our profitability to benefit from our expanded fleet and its contracted employment. Our plans are to continue taking advantage of market opportunities and further expand our fleet, enhancing our revenue potential and profitability.

CFO Andrew Simmons commented: “As of March 31, 2006 had all 27 vessels been delivered to us, our leverage would still remain moderate with a debt to capitalization ratio at 48.2%.

Our strong cash flow generation coupled with external financing has supported our growth plans. In this respect, in May 2006 we negotiated a new credit facility with Fortis Bank, which replaces the existing Fortis Bank credit facility. The new credit facility will facilitate the acquisitions of the three additional vessels, the “Sir Ivor”, the “Lynne” and the “Gas Nemesis”. The new credit facility provides for an increased amount of up to $79.8 million with repayment terms over 10 years at a margin of 75 basis points over LIBOR based on the current loan to value ratio, as opposed to the original amount of $ 50.4 million, all of which was fully drawn, with repayment terms over eight years at a margin of 90 basis points over LIBOR under the previous Fortis Bank credit facility. The new credit facility is secured by the nine existing vessels that secured the previous facility plus the three new vessels to be delivered to us by June 2006. It should be noted that “Sir Ivor” will be acquired for a purchase price of USD 15.7 million and not for USD 16.7 million as previously announced in error on May 8, 2006.

Regarding our dividend policy, our next dividend declaration is intended for August 2006.”

Updated Fleet Profile and Fleet Deployment:

The table below describes our fleet development and deployment as of today:

Vessel	Vessel Size (cbm)	Vessel Type	Year Built	Delivered To GASS	Employment Status	Charter Expiration	Monthly Rate (1*) $
CURRENT FLEET (Initial Fleet plus Identified & Additional Vessels already delivered to GASS)
Gas Cathar(2)	7,517	F.P.	2001	Oct-05	Time Charter	Aug-07	365,000
Gas Marathon	6,572	F.P.	1995	Nov-05	Bareboat	Oct-07	220,000
Gas Chios	6,562	F.P.	1991	Oct-05	Time Charter	Mar-07	300,000
Gas Amazon (3)	6,526	F.P.	1992	May-05	Time Charter	May -07	300,000
Gas Monarch	5,018	F.P.	1997	Dec-05	Time Charter	Jun-07	295,000
Gas Emperor	5,013	F.P.	1995	Feb-05	Time Charter	Jun-07	245,000
Birgit Kosan	5,012	F.P.	1995	Apr-05	Bareboat	Apr-07	190,000
Catterick	5,001	F.P	1995	Nov-05	Time Charter	Feb-07	300,000
Gas Sincerity	4,123	F.P.	2000	Nov-05	Time Charter	Jul-06	285,000
Gas Spirit(4)	4,112	F.P.	2001	Dec-05	Time Charter	Jun-07	195,000
Gas Zael (5)	4,111	F.P.	2001	Dec-05	Time Charter	Aug-06	199,000
Gas Courchevel	4,109	S.R.	1991	Nov-04	Time Charter	Aug-06	395,000
Gas Prophet	3,556	F.P.	1996	Oct-04	Spot	N/A	N/A
Gas Shangai	3,526	F.P.	1999	Dec-04	Spot	N/A	N/A
Gas Czar(6)	3,510	F.P.	1995	Feb-06	Time Charter	Nov-07	171,250
Gas Legacy	3,500	F.P.	1998	Oct-05	Time Charter	Apr-07	250,000
Gas Fortune(7)	3,500	F.P.	1995	Feb-06	Time Charter	Dec-06	184,000
Gas Eternity	3,500	F.P.	1998	Mar-06	Spot	N/A	N/A
Gas Artic	3,434	S.R.	1992	Apr-05	Bareboat	Apr-09	190,000
Gas Ice	3,434	S.R.	1991	Apr-05	Bareboat	Apr-08	174,250
Gas Crystal	3,211	S.R.	1990	Nov-05	Spot	N/A	N/A
Gas Oracle	3,014	F.P.	1990	Dec-05	Time Charter	May-06	118,000
Gas Prodigy	3,014	F.P.	1995	Oct-05	Time Charter	Dec-06	219,000
Gas Tiny	1,320	S.R.	1991	Oct-04	Time Charter	Dec-06	120,000
Subtotal –	102,195
24 vessels	Cbm
ADDITIONAL VESSELS (with expected delivery date)
Lyne (8)	5,014	F.P.	1996	May-06	Bareboat	May-09	163,636
Sir Ivor (9)	5,000	F.P.	2003	May-06	Bareboat	May-09	163,636
Gas Nemesis (10)	5,016	F.P.	1995	June 2006	Time Charter	Dec-06	201,500
Subtotal –	15,030
3 vessels
FLEET TOTAL	117,225
27 VESSELS

•

F.P.: Fully Pressurized

•

S.R.: Semi-Refrigerated

•

(1) To calculate daily rate divide by 30.4. All rates are quoted on a gross basis and do not take into account chartering commissions

•

(2) Gas Cathar is employed until August 2006 at the rate of USD 365,000 per month. Thereafter Gas Cathar will be employed for a further one year period at the rate of USD 355,000.

•

(3) Gas Amazon is employed until May 2006 at the rate of USD 420,000 per month. Thereafter it will be employed for a further one year period at the rate of $ 300,000 per month.

•

(4) Gas Spirit is employed until June 2006 at the rate of USD 195,000 per month. Thereafter Gas Spirit will be employed for a further one year period ending June 2007 at the rate of USD 250,000 per month.

•

(5) As of April 03, 2006 “Feisty Gas” was renamed “Gas Zael”.

•

(6) Gas Czar is employed until November 2006 at the rate of USD 171,250 per month. The rate for the 12 month period between December 2006 and November 2007 will be agreed upon no later than the commencement of the charter extension for the 12 months and will range between a minimum of USD 190,000 and a maximum of USD 210,000.

•

(7) Gas Fortune is employed until December 2006 at the rate of USD $ 184,000 per month. Thereafter at charterer’s option it can be employed for a further one year period at the rate of $ 205,000 per month.

•

(8) Lyne will be employed under a bareboat charter until May 2009 at the rate of USD 163,636. Thereafter, at charterer’s option, the bareboat charter can extenced a further one year at the rate of USD 171,717.

•

(9) Sir Ivor will be employed under a bareboat charter until May 2009 at the rate of USD 163,636. Thereafter, at charterer’s option, the bareboat charter can extenced a further one year at the rate of USD 171,717. Sir Ivor will be acquired for a purchase price of USD 15.7 million and not for USD 16.7 million as previously announced.

•

(10) Upon its delivery, Gas Nemesis will be employed under an existing time charter until December 2006 at the rate of USD 201,500 per calendar month.

Fleet Data

The following key indicators highlight the Company’s operating performance during first quarter 2006.

FLEET DATA	First Quarter 2005	First Quarter 2006
Average number of vessels (1)	5.6	22.4
Period end number of vessels in fleet	6.0	24
Total calendar days for fleet (2)	508	2,019
Total voyage days for fleet (3)	496	2,015
Fleet utilization (4)	97.6%	99.9%
Total time charter days for fleet (5)	490	1,897
Total spot market days for fleet (6)	6	118

AVERAGE DAILY RESULTS (in USD)	First Quarter 2005	First Quarter 2006
Time Charter Equivalent – TCE (7)	$8,110	$7,870
Vessel operating expenses (8)	2,564	2,148
Management fees	390	321
General and administrative expenses	207	296
Total vessel operating expenses (9)	2,771	2,444

1) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

2) Total calendar days are the total days the vessels were in our possession for the relevant period including off-hire days associated with major repairs, drydockings or special or intermediate surveys.

3) Total voyage days for fleet reflect the total days the vessels were in our possession for the relevant period net of off-hire days associated with major repairs, drydocks or special or intermediate surveys.

4) Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

5) Total time charter days for fleet are the number of voyage days the vessels in our fleet operated on time charters for the relevant period.

6) Total spot market charter days for fleet are the number of voyage days the vessels in our fleet operated on spot market charters for the relevant period.

7) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing voyage revenues (net of voyage expenses) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

8) Vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

9) Total vessel operating expenses, or TVOE, is a measurement of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses and general and administrative expenses. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

EBITDA Reconciliation

EBITDA represents net earnings before interest, taxes, depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and our calculation of EBITDA may not be comparable to that reported by other companies.

EBITDA is included herein because it is a basis upon which we assess our liquidity position and because we believe that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness.  The Company’s definition of EBITDA may not be the same as that used by other companies in the shipping or other industries.

(figures in US $)	First Quarter 2005	First Quarter 2006
Net Cash Provided By (Used in) Operating Activities	$1,200,880	$9,291,743
Net increase in current assets, excl. cash	860,920	525,266
Net (increase) in current liabilities, excl .short-term	(186,564)	(1,561,271)
Non-cash general & admin.exps	(97,500)	0
Interest income	(23,073)	(186,060)
Interest & finance costs, net	34,095	1,357,294
Amortization of financing fees		(9,919)
Net income of vessel acquired from the Vafias Group		99,870
Change in fair value of derivatives		642,960
EBITDA	$1,788,758	$10,159,883

(figures in US $)	First Quarter 2005	First Quarter 2006
Net Income	$1,636,914	$6,958,693
Plus net interest expense	34,095	1,357,294
Less Interest income	(23,073)	(186,060)
Plus depreciation	509,393	2,807,660
Plus Amortization of fair value	(368,571)	(777,704)
EBITDA	$1,788,758	$10,159,883

Conference Call and Webcast:

As already announced, on Tuesday, May 23, 2006 at 10:00 A.M. EST, the company's management will host a conference call to discuss the results and the company's operations and outlook.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1866 819 7111 (from the US), 0800 953 0329 (from the UK) or +44 (0) 1452 542 301 (Std. International Dial in). Please quote "STEALTHGAS."

In case of any problem with the above numbers, please dial 1866 869 2352 (from the US), 800 694 1449 (from the UK) or +44 (0) 1452 560 304 (Std. International Dial in). Quote "STEALTHGAS."

A telephonic replay of the conference call will be available until May 30, 2006 by dialing 1866 247 4222 (from the US), 0800 953 1533 (from the UK) or +44 1452 550 000 (Std. International Dial in). Access Code: 2201616#

Slides and audio webcast:

There will also be a live-and then archived-webcast of the conference call, through the internet through the STEALTHGAS INC. website (www.stealthgas.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

STEALTHGAS INC
Consolidated Statements of Income (Unaudited)

For the quarters ended March 31, 2005 and March 31, 2006

(Expressed in United States Dollars)

	FOR THE THREE MONTHS
	ENDED MARCH 31,
	2005	2006
	(restated)*

Revenues
Voyage revenues	$4,197,469	$16,937,918

Expenses
Voyage expenses	174,902	1,047,825
Vessels' operating expenses	1,302,704	4,337,206
Dry-docking costs	255,771	--
Management fees	198,120	647,799
General and administrative expenses	105,300	597,181
Depreciation	509,393	2,807,660
Total expenses	2,546,190	9,437,671

Income from operations	$1,651,279	$7,500,247

Other revenues and (expense)
Interest and finance costs, net	(34,095)	(1,357,294)
Change in fair value of derivatives	--	642,960
Interest income	23,073	186,060
Foreign exchange loss	(3,343)	(13,280)
Other expenses, net	(14,365)	(541,554)

Net income	$1,636,914	$6,958,693

Earnings per share, basic and diluted	$0.27	$0.50

Weighted average number of shares, outstanding	6,000,000	14,000,000

* During the course of 2005, the Company acquired a number of ship-owning companies from affiliated entities of the Vafias Group (“The Vafias Group of LPG Carriers”), which is controlled by the Vafias family. Because the Company and the Vafias Group are entities under common control, in accordance with US GAAP, the consolidated financial statements of the Company must be presented as if the ship-owning companies acquired were consolidated subsidiaries of the Company and such accounting resulted in the retroactive restatement of the historical financial statements of the Company as if “The Vafias Group of LPG Carriers” were consolidated subsidiaries of the Company for the period presented.

STEALTHGAS INC
Consolidated Balance Sheets (Unaudited)

For the periods ended March 31, 2006 and December 31, 2005

(Expressed in United States Dollars)

	DECEMBER 31,	MARCH 31,
	2005	2006
		[UNAUDITED]
Assets
Current assets
Cash and cash equivalents	$23,210,243	$11,310,749
Trade receivables	13,330	115,342
Claim receivable	--	52,124
Inventories	399,624	753,458
Advances and prepayments	161,094	178,390
Fair value of above market acquired time charter	597,754	409,847
Restricted cash	1,634,203	1,098,725
Total current assets	26,016,248	13,918,635

Non current assets
Advances for vessels acquisitions	983,000	--
Vessels, net	229,763,864	259,647,669
Deferred finance charges	215,656	233,737
Derivative receivable	--	575,960
Total non current assets	230,962,520	260,457,366
Total assets	256,978,768	274,376,001

Liabilities and Stockholders' Equity
Current liabilities
Overdraft facility	200,000	--
Payable to related party	1,549,837	1,737,338
Trade accounts payable	984,997	1,488,636
Other accrued liabilities	1,635,040	1,874,479
Fair value of below market acquired time charter	1,443,989	957,378
Deferred income	2,284,578	2,915,270
Current portion of long-term debt	12,627,000	14,643,000
Total current liabilities	20,725,441	23,616,101

Non current liabilities
Derivative liability	67,000	--
Long-term debt	85,079,000	95,706,250
Total liabilities	105,871,441	119,322,351

Stockholders' equity
Capital stock 100,000,000 shares authorized;
14,000,000 shares outstanding with a par value of $.01	140,000	140,000
Additional paid-in capital	145,883,121	145,595,621
Retained earnings	5,084,206	9,318,029
Total stockholders' equity	$151,107,327	$155,053,650
Total liabilities and stockholders' equity	$256,978,768	$274,376,001

(Expressed in United States Dollars)

	FOR THE THREE MONTHS
	ENDED MARCH 31,
	2005	2006
	(restated)
Cash flows from operating activities
Net income for the period	$1,636,914	$6,958,693

Items included in net income not affecting
cash flows:
Depreciation and Amortization	509,393	2,817,579
Amortization of fair value of time charter	(368,571)	(777,704)
Non cash general and administrative expenses	97,500	--
Net income of vessel acquired from the Vafias Group	--	(99,870)
Change in fair value of derivatives	--	(642,960)

Changes in operating assets and liabilities:
(Increase) in receivable from related party	(805,207)	--
(Increase) in trade receivables	(5,728)	(102,012)
(Increase) in claim receivable	--	(52,124)
(Increase) Decrease in inventories	15,385	(353,834)
(Increase) in advances and prepayments	(65,370)	(17,296)
Increase in payable to related parties	--	187,501
Increase (Decrease) in trade accounts payable	(33,832)	503,639
Increase in other accrued liabilities	204,060	239,439
Increase in deferred income	16,336	630,692
Net cash provided by operating activities	1,200,880	9,291,743

Cash flows from investing activities
Advances for vessels acquisitions	(2,185,988)	--
Decrease in restricted cash account	--	535,478
Acquisition of vessels	(11,529,927)	(31,708,465)
Fair value of acquired time charter		479,000
Net cash (used in) investing activities	(13,715,915)	(30,693,987)

Cash flows from financing activities
Capital stock	60,000	--
Additional paid-in capital	13,568,072	--
Deemed dividends	--	(287,500)
Dividends paid	--	(2,625,000)
Deferred finance charges	(162,000)	(28,000)
Overdraft facility	--	(200,000)
Loan repayment	--	(1,356,750)
Proceeds from long-term debt	28,735,000	14,000,000
Net cash provided by financing activities	42,201,072	9,502,750

Net Increase in cash and cash equivalents	29,686,037	(11,899,494)
Cash and cash equivalents at beginning of period	--	23,210,243
Cash and cash equivalents at end of period	$29,686,037	$11,310,749

Supplemental Cash Flow Information:
Cash paid during the period for:
Interest payments	--	1,220,506

About STEALTHGAS INC.

Headquartered in Athens, Greece, STEALTHGAS INC. is a ship-owning company serving the liquefied petroleum gas (LPG) sector of the international shipping industry. STEALTHGAS INC. currently has a fleet of 24 LPG carriers, and intends to acquire three additional LPG carriers.  Once these acquisitions are completed, STEALTHGAS INC's fleet will be composed of 27 LPG carriers with a total capacity of 117,225 cubic meters (cbm). STEALTHGAS’s shares are listed on NASDAQ and trade under the symbol “GASS”.

Forward-Looking Statement

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although STEALTHGAS INC. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, STEALTHGAS INC. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in STEALTHGAS INC.'s operating expenses, including bunker prices, dry-docking and insurance costs, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by STEALTHGAS INC. with the US Securities and Exchange Commission.

Visit our website at www.stealthgas.com

Company Contact:

Andrew J. Simmons

Chief Financial Officer

STEALTHGAS INC.

011-30-210-6250-001
E-mail: simmons@stealthgas.com

Investor Relations/Media:
Nicolas Bornozis
Capital Link, Inc.(New York)
Tel. 212-661-7566
E-mail: nbornozis@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Stealthgas, Inc.

(Registrant)

Dated:  May 22, 2006                    By:            /s/ Andrew J. Simmons

                                             ----------------------------------

                                             Andrew J. Simmons

                 Chief Financial Officer

End of Filing